

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

Via E-mail
Joshua Bleak
President and Chief Executive Officer
Passport Potash Inc.
608 – 1199 West Pender Street
Vancouver, BC V6E2R1
Canada

>   **Re: Passport Potash Inc.**
>   **Registration Statement on Form 10**
>   **Filed June 29, 2012**
>   **File No. 000-54751**

Dear Mr. Bleak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note about Forward-Looking Statements, page 3

1. Section 21E(b)(1)(C) of the Exchange Act expressly states that the safe harbor for forward-looking statements does not apply to statements made with respect to the business or operations of penny stock issuers. Please revise the first sentence in this section accordingly.

Business, page 3

2. Please disclose in this section that your auditors have issued a going concern opinion.

JOBS Act, page 5

3. We note your disclosure in this section that you have elected to comply with new or revised accounting standards even though you are an emerging growth company. However, on page 11 under the risk factor entitled "We will remain an "emerging growth company . . .," you disclose that you will have an "extended transition period for complying with new or revised financial accounting standards . . ." and "[i]nvestors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry." Please clarify your election under Section 107(b) of the JOBS Act:

    • If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable and make reconciling revisions in the risk factor; or

    • If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), revise your disclosure in this section and revise the risk factor to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please also clarify in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Potash Market Conditions and Trends, page 9

4. Please identify the source of the market data in this section.

Regulations, page 9

5. We note your risk factor disclosure on page 15 that "future mining operations and current exploration activities are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters." Please expand your discussion of the regulations affecting your current business to describe the material regulations to which your exploration activities are subject, including, without limitation, the Arizona State Land Department and the Bureau of Land Management permitting regulations and rules relating to the expiration and renewal of your permits.

Risk Factors, page 10

A Portion of our Properties…, page 11

6. Please expand this risk factor to describe the types of increased regulation that present a material risk to you.

Our Officers and Directors…, page 14

7. Please identify the officers and directors that are subject to this risk and clarify the proportion of their time that they can devote to Passport Potash's affairs.

Management's Discussion and Analysis…, page 18

Results of Operations, page 19

8. Please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected your income. For example, we note that the $22,209,156 change in derivative liability contributed to your $8,505,659 net profit for the year ended February 29, 2012.

Results of Operations for the Years Ended February 29, 2012 and February 28, 2011, page 20

9. We note the significant increases in various operating expenses and "other items" for the fiscal year ended February 29, 2011 as compared to the fiscal year ended February 28, 2010. However, you have not provided a discussion analyzing the operations and explaining the changes. Please revise your disclosure to provide an analysis of the material components of your consolidated statements of income. The discussion should describe and quantify underlying material activities that generate income statement variances between periods. If practicable, please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts.

Liquidity and Capital Resources, page 20

10. Please revise your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. explain the significant change in your unproven mineral reserves). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

11. Please revise the discussion of your liquidity to address your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Critical Accounting Polices, page 22

12. Please revise to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. derivative liability). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Properties, page 24

13. We note that you have prepared a National Instrument 43-101 technical report that is available to investors. Please explain the following to us in regards to your mineral resource report:

   - Tell us the mineral price and operating cost assumptions used to establish your cut-off grade. If these assumptions were not used in the determination of you cut-off grade, explain how your cut-off grade is representative of reasonable economic extraction.

   - Explain to us if all of the mineral resources disclosed in you technical report are located on property in which you currently control the land or mineral rights.

   - Tell us if the mineralized materials identified as resources represent a continuous mineralized zone and, if not, the likelihood of reasonable economic extraction.

14. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

15. Please fully discuss the permitting requirements associated with exploring and mining on your properties in Arizona.

16. Please disclose the annual payments or work requirements applicable to your properties and the party responsible for making such payment.

17. We note your disclosure of historical drilling that was performed in the Holbrook basin. Please tell us if this historical drilling was performed on the properties in which you currently control the land or mineral rights. If not, revise your filing to include data specific to the properties under your control.

18. In addition, please discuss the relevance and reliability of this historical drilling, including any work that has been performed to verify the data.

19. We note your Table 3 that includes disclosure regarding the mineralized intervals from the drilling that you have performed on your property. Considering your statement that all drill holes intersected the potash horizon, please disclose the mineralized intervals for all drill holes, or, tell us why you are unable to do so.

20. We note that you disclose the grade of your mineralized intervals in terms of K_2O. Please fully discuss any conversion factors associated with determining your K_2O grades.

21. In an appropriate section of your filing, provide a brief description of the quality control protocols associated with your sampling. This information should include sample preparation, controls, custody, and assay precision and accuracy as it relates to your exploration work.

22. Please disclose the future exploration plans for your property pursuant to paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

23. Please disclose the duration for each of your permits.

Certain Relationships…, page 45

24. Please disclose the material terms of your agreement with North American Environmental Corp. Also file any agreements referenced in this section as exhibits. See Item 601(b)(10)(A) of Regulation S-K.

Legal Proceedings, page 47

25. Please describe the factual basis alleged to underlie the proceeding regarding the Ringbolt Option Agreement. See Item 103 of Regulation S-K.

Consolidated Financial Statements

Financial Statements

General

26. Please refer to the updating requirements of Rule 8-08 of Regulation S-X and update your financial statements accordingly.

Notes to Consolidated Financial Statements

Consolidated Statement of Operations, Page F-4

27. We note you have presented a separate line item for stock based compensation. Please revise to classify stock based compensation into respective expense captions where related compensation costs are ordinarily classified. Refer to the guidance of SAB Topic 14.F.

Note 8 – Derivative Liability, page F-23

28. Please revise and expand your disclosure to describe the method and assumptions utilized to determine the fair value of your warrants which are recorded as a derivative liability for each period presented. As part of your response, please provide us with the basis for the selection of each assumption.

Exhibits, page 59

29. Please file complete exhibits. It appears, for example, that you have not filed the Notice of Articles that describe the share structure of the company referenced in section 2.1 of Exhibit 3.2.

30. It appears that exhibits 3.1.1 to 3.1.7, Schedule A to Exhibit 10.1, Exhibit 10.3 and Exhibits 10.6 - 10.11 present the text of the exhibits in graphic or image files. In general,

while you may submit unofficial copies of exhibits in PDF or XBRL format, you must submit official versions in ASCII or as text in HTML format. Refer to section 5.1 of Volume II of the EDGAR Filer Manual and the last sentence of Rule 304(e) of Regulation S-T. In addition, exhibits should generally be filed in the English language. Refer to Rule 306 of Regulation S-T and Securities Exchange Act Rule 12b-12(d) for guidance. Please refile the exhibits accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, at (202) 551-3774, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, at (202) 551-3610, if you have questions on engineering matters. Please contact Ruairi Regan, at (202) 551-3269, or Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: (via e-mail) Michael Shannon, Esq.
        McMillan LLP